Exhibit 97.2

ULTRALIFE CORPORATION

INSIDER TRADING COMPLIANCE POLICY

Summary

Federal Securities Laws prohibit persons from purchasing or selling the securities of a company when they are in possession of material non-public information about the company. A person who purchases or sells the securities of a company when in possession of material non-public information about that company is guilty of “Insider Trading” in violation of Federal Securities Laws and can be held criminally liable for engaging in such conduct.

From the date that Ultralife Corporation (the “Company” or Ultralife”) became a public company, it has maintained and enforced rules against Insider Trading by its Directors, Officers and employees in order to comply with Federal Securities Laws and to protect and preserve the reputation of the Company and persons affiliated with the Company.

As explained below, “Material Non-Public Information” is information that is both material and non-public. Insider Trading is a crime and is pursued and prosecuted by the Securities and Exchange Commission and the U.S. Attorney Offices.  The penalties levied against those individuals who trade on Inside Information or who provide Inside Information to others who trade, as well as to the companies that fail to take reasonable steps to prevent Insider Trading by company personnel, are severe.

This Policy formalizes the rules against Insider Trading which have always been in place at Ultralife. Insider Trading by Ultralife employees is prohibited by this Policy, and violation of this Policy will result in Company-imposed penalties, which may include dismissal for cause.

Persons Covered

This Policy applies to all “Insiders” defined as Members of our Board of Directors (“Directors”), Corporate Officers (“Officers”) and all employees of our Company and our subsidiaries. Insiders are responsible for ensuring that members of their families/households also comply with this Policy.

Insiders have an independent fiduciary responsibility to our Company and Shareholders not to trade on Material Non-Public Information relating to the Company and not to provide Material Non-Public Information regarding the Company (“tip”) to anyone outside of the Company.

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Definitions

“Material Non-Public Information”:  Material Non-Public Information is information about a company that has not been widely disseminated that: (1) an investor would consider to be important in making a decision to purchase, sell or hold the company’s shares, or (2) is likely to have a significant effect on the market price of the company’s shares.  Material Non-Public Information may be positive or negative and can relate to virtually any aspect of Ultralife’s business or shares. Material Non-Public Information includes information about the Company’s customers or suppliers that has not been widely disseminated and that meets one of the two tests described above.

Examples of Material Non-Public Information until fully disclosed to the public include, but are not limited, to the following:

●	Financial Results

●	Future Earnings Forecasts Which Could Significantly Alter Quantitative or Qualitative Guidance Previously Made Public

●	Imminent New Product Launches of a Significant Nature Not Previously Disclosed

●	New Customers or Lost Customers of a Significant Nature

●	Imminent Significant Contracts in a Pending Status, Excluding Indefinite-Delivery/Indefinite-Quantity Contracts Which Occur in the Normal Course of Business

●	Acquisitions, Mergers or Divestitures in a Pending Status

●	Major Changes in Senior Management (Named Executive Officers)

●	New Equity or Debt Offerings, or Share Repurchases

●	Significant Litigation or Regulatory Actions

●	Cyber-Security Reportable Incidents

In order for information to be considered public, it must be widely disseminated in a manner making it available to investors, including public disclosure documents filed with the Securities & Exchanges Commissions, and a reasonable period of time has lapsed in order for the market to react to the information.

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“Insider Trading”: The purchase or sale of a security while in possession of Material Non-Public Information relating to the company which has issued the security.

It is generally understood that Insider Trading includes the following:

●	Trading by Insiders while in possession of Material Non-Public Information.

●

Trading by persons other than Insiders while in possession of Material Non-Public Information, if the information either was given in breach of an Insider’s fiduciary duty to keep it confidential or was misappropriated.

●	Communicating or tipping Material Non-Public Information to others, including recommending the purchase or sales of shares while in possession of such information.

“Designated Insider” means any individual designated in Schedule I of this Policy.

“Black-Out Periods”:  A time before and after a material event wherein a Designated Insider may not buy or sell Ultralife shares (suspension of trading) without violating this Policy.

There are four scheduled Black-Out Periods each year for Designated Insiders.  The Black-Out Periods commence fourteen (14) calendar days prior to the end of each fiscal quarter. The Black-Out Periods end after two full trading days of Ultralife shares after the public release of earnings results for the preceding fiscal period (i.e., when earnings are released prior to the opening of the market, the two full trading days include the day of the release and the immediate following day).  All Designated Insiders will be notified in advance of the commencement and completion dates.

In addition to the four regularly scheduled Black-Out Periods described above, from time to time, the Company, through its President & CEO or its CFO & Treasurer, may determine that Officers, Directors and employees or designated employees must not engage in purchases or sales of the Company’s shares because of material developments that have not yet been disclosed to the public. The President & CEO or the CFO & Treasurer will notify all Insiders who are required to stop trading in the Company’s securities as a result of an unscheduled Black-Out Period described in this paragraph, both before the unscheduled Black-Out Period begins and when it has ended. All Insiders who have been notified of the unscheduled Black-Out Period must not trade in the Company’s shares until they are notified that the unscheduled Black-Out Period has ended and, further, must not disclose to any person the existence of this unscheduled Black-Out Period.

If any employee becomes aware of the existence of an unscheduled Black-Out Period described in the preceding paragraph, the employee must not engage in purchases or sales of Ultralife shares and must not disclose the existence of the unscheduled Black-Out Period to any other person.  Whether or not you are designated as being subject to an additional Black-Out Period, you still have the obligation not to purchase or sell Ultralife shares while you are aware of the Material Non-Public Information.

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Policy

Insiders, whether Designated Insiders or not, shall not purchase or sell Ultralife shares at any time while in possession of Material Non-Public Information relating to Ultralife. This includes the “cashless exercise” of stock options involving a market trade through a broker.

Insiders, whether Designated Insiders or not, shall not directly or indirectly communicate (or “tip”) material non-public information to anyone outside of the Company, including family/household members, or anyone within the Company other than on a need-to-know basis.

Insiders, whether Designated Insiders or not, who receive or have access to our Material Non-Public Information shall not comment on the stock price movement or rumors of other corporate developments that are of possible significance to the investing public, unless you have been specifically pre-authorized by the Ultralife President & CEO and the CFO & Treasurer in each instance.

If an Insider, whether a Designated Insider or not, comments on stock price movement based on rumors and discloses Material Non-Public Information, you should immediately contact Ultralife’s General Counsel.

Designated Insiders shall not purchase or sell Company shares during any of the four Black-Out Periods that occur each year or any other unscheduled Black-Out Period.

This Policy continues to apply to transactions in the Company’s shares, including the “cashless exercise of stock options, involving a market trade through a broker even after termination of service (voluntary or involuntary) to the Company. If an individual is in possession of Material Non-Public Information when his or her service terminates, the individual shall not trade in the Company’s shares until that information has become public.

No Insider shall purchase or sell securities of another company at any time when they have Material Non-Public Information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, when that information is obtained during the course of his/her employment with Ultralife.

Upon reading this Policy, all Insiders should read, execute and return to the Company’s General Counsel the Certification of Compliance form attached hereto as Attachment A.

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Special Rules

If a concern or question relating to your status within Ultralife (Insider or not, etc.) should arise, please contact the Company’s CFO & Treasurer or General Counsel.

Special Rules are applicable to Directors and those Officers (“Named Executive Officers”) of Ultralife who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (persons subject to reports on Forms 3, 4, and 5). In addition to the restrictions related to the trading of Ultralife shares as defined above, these insiders upon the purchase or sale of shares, shall:

●

Inform the Ultralife’s CFO & Treasurer within twenty-four hours to ensure proper and timely filings of Form 4’s with the Securities & Exchanges Commissions as well as to ensure compliance with Short-Swing Profit Rules (Section 16B).

These insiders shall:

●	Not engage in short sales of Ultralife shares;

●	Not buy or sell put options, call options or other derivatives of the Ultralife shares. This does not apply to Company awarded stock options.

In addition to the restrictions related to the trading of Ultralife shares as defined above, insiders may:

●	Enter into a 10-b5-1 Trading Plan only when he or she is not in possession of Material Non-Public Information, and only during a trading window period outside of Black-Out Periods.

The restrictions related to the trading of Ultralife shares as defined herein do not apply to the following non-market transactions:

●

The exercise of stock options for cash (exercise and hold) under the Company’s 2014 or 2024 Long-Term Incentive Plans or any other plan later defined (but not the sale of such shares), since the market price does not affect the exercise price stated in the agreement and this exercise does not involve a market transaction.

●

The use of the Net Exercise Method by Named Executive Officers (Officers subject to Section 16 of the Exchange Act) to exercise and hold stock options. The Net Exercise Method is an alternative for Named Executive Officers to exercise stock options in a cashless manner and not involving a market transaction by tendering back to the Company option shares to cover the exercise price of the option and related taxes. The net shares are then issued to be held by the Named Executive Officer thereby minimizing dilution to the company. This exercise requires a Form 4 filing, but not as a sale and therefore no Form 144 (Notice of Proposed Sale of Securities with the SEC) is required.

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Potential Criminal and/or Civil Liability and/or Disciplinary Action

Appropriate judgment should always be exercised by each individual in connection with the purchase or sale of securities. The penalties for non-compliance are severe. Remember, anyone who is reviewing your securities transactions will be doing so after the fact, with the benefit of hindsight.  As such, before engaging in any transactions of Ultralife shares, you should carefully consider how others might view the transaction, with a clear understanding of this Policy.

Insiders found liable for insider trading may be subject to criminal penalties of up to $5 million and up to twenty (20) years in jail for trading of securities based on Material Non-Public Information.  In addition, Insiders may also be liable for conducting transactions improperly by any person to whom they have disclosed the Material Non-Public Information.  The Securities and Exchange Commission has imposed large penalties even when the disclosing person did not profit, directly or indirectly, from the trade(s).  There are also civil penalties of up to three times the profit gained, or loss avoided that may be imposed.

Ultralife may also be found liable for Insider Trading by any Insider.  Ultralife may be fined up to $25 million as a criminal penalty, as well as the greater of $1 million or three times the profit gained, or loss avoided as a result of an Insider’s violation for civil penalties.

Any employees who are found in violation of this Policy will be subject to disciplinary action, including ineligibility of future participation in equity incentive plans or termination of employment.

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ATTACHMENT A

CERTIFICATION OF COMPLIANCE WITH INSIDER TRADING POLICY

Submit Annually to Ultralife General Counsel

I have received, reviewed and understand the accompanying Insider Trading Compliance Policy and undertake as a condition of my present and continued employment/service with Ultralife, to comply fully with the policies and procedures contained herein.

I hereby certify, to the best of my knowledge, that during the calendar year ended December 31, 20__, I have complied fully with all policies and procedures set forth in the above-referenced Insider Trading Compliance Policy.

Date: _____________________________

Name (Print): ______________________

Signature:  _________________________

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SCHEDULE I

EMPLOYEES SUBJECT TO QUARTERLY BLACK-OUTS

●	Board of Director Members

●	Corporate Officers

●	Members of the Executive Leadership Team*

●	Any Other Personnel as Determined from Time to Time by the President & CEO and CFO & Treasurer and Included in The Advance Notification of a Forthcoming Black-Out Period

*Executive Leadership Team as of April 15, 2025 for Purposes of This Policy:

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